

November 17, 2016

Carissa L. Rodeheaver
Chief Executive Officer
First United Corporation
19 South Second Street
Oakland, Maryland 21550

> **Re:** **First United Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2015**
> **Filed March 9, 2016**
> **File No. 000-14237**

Dear Mrs. Rodeheaver:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2015

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Investment Securities, page 40

1. We note your disclosure that you realized a loss of $3.5 million on eight of the pooled trust preferred securities (TRUPs) in the fourth quarter due to a transfer of these investments from the Bank to the Parent company at their fair value. Please address the following:

   - Explain how the transfer of these securities from the Bank to the Parent company in the fourth quarter of 2015 resulted in the recognition of realized losses and tell us the authoritative accounting guidance you relied upon related to this transaction;

- We note from the table on page 41 that as of December 31, 2015 you had 12 TRUPs in the CDO portfolio. Please tell us how you determined which TRUPs to transfer to the Parent company as compared to those TRUPs that remained in the Bank;
- For those TRUPs that were not transferred to the Parent company, please tell us how you determined an impairment loss related to these securities was not required; and
- We note your disclosure on page 25 that during November 2015 you received $11.6 million in an arbitration settlement related to these securities. Please tell us whether the receipt of this settlement had any impact on your accounting for these TRUPs during 2015.

2. As a related matter, we note on page 70 of your Form 10-Q for fiscal quarter ended September 30, 2015 you had 16 TRUPs in your investment securities portfolio, of which four TRUPs were in an unrealized gain position. We further note that as of December 31, 2015, these four securities are no longer included in your TRUPs portfolio. Please tell us how you have accounted for these securities in your financial statements during the fiscal year ended December 31, 2015.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact John A. Spitz, Staff Accountant, at (202) 551-3484 or me at (202) 551-3423 with any questions.

Sincerely,

/s/ Amit Pande

Amit Pande
Accounting Branch Chief